NEWS RELEASE

For Immediate Release                             May 07, 1998

Trading Symbol: ICCN (OTC:BB)

INTEGRATED CARBONICS CORP. MEETS FIRST QUARTER CORPORATE
DEVELOPMENT GOALS

The management of Integrated Carbonics Corp. (ICC) are pleased to announce that the Company has achieved its first quarter corporate development milestones.

One of the prime corporate development goals for the Company is to become a full reporting company as defined by the SEC at the earliest possible time. To that end, Deloitte & Touche completed the Company's first audit in March. ICC filed its Form 10 and 10-K with the SEC and published its first Annual Report. The Company is also listed with Standard & Poors.

The Joint Venture, of which ICC is an 80% equity partner with the Liumao Graphite Group of China, received a preliminary Feasibility Study prepared in China by the Shuzhou Design and Research Institute of Non-Metallic Minerals Industry, State Construction Material Industry Bureau (Shuzhou Institute). The focus of the Feasibility Study is the design, construction and operation of a High Purity Graphite Processing Plant. This is the first phase of three processing facilities to be constructed and operated by the Joint Venture. The Shuzhou Institute is the only Class A Design and Research Institute for the non-metallic industry in China. The Institute has been heavily involved to date in the development of the manufacturing facilities of the Liumao Mining Complex as well as many other mines and processing plants across China.

As a follow-up to the Feasibility Study completed by the Shuzhou Institute, ICC engaged Rescan Engineering Ltd. to further develop the engineering and complete the feasibility prior to undertaking detailed engineering of the High Purity Graphite Processing Plant in conjunction with the Shuzhou Institute.

Rescan Engineering Ltd. is a full service engineering firm offering specialist services to the international mining and mineral processing industry. Rescan is providing ICC with a dedicated, multi-discipline team to undertake feasibility, engineering and construction of the High Purity/Expandable Graphite Plant.

ICC has also retained two independent research and testing laboratories in Canada to test and evaluate graphite samples. The tests are an essential element of feasibility and engineering design.

ICC has engaged MCA Equties Ltd. to provide administrative and investor relations consulting services. MCA's priority objective is to introduce investor relations professionals of various disciplines to the Company. The Company and MCA have common directors.

The business focus of Integrated Carbonics Corp. is to design, construct and operate a three stage value-added graphite processing facility with its Joint Venture partner, Liumao Graphite Group. After completion of construction of the first processing plant, the Joint Venture will begin processing and selling higher value graphite to the world's markets.

Some statements made herein may be forward-looking in nature within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to, those related to business conditions and the financial strength of the graphite industry.

Contact: Investor Relations: 1-888-734-7774 or Robert Tyson, Vice
President, Corporate Communications - (604) 682-8445 E-Mail:
info@carbonics.com Web Site: www.integratedcarbonics.com